UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 14, 2013

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated May 13, 2013 announcing Turkcell’s Board of Directors’ proposal on the dividend distribution.

Istanbul, May 13, 2013

Announcement regarding the Board of Directors’ proposal on the dividend distribution policy

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

The Turkcell Board of Directors’ proposal regarding the Company’s dividend distribution policy starting from 2013 fiscal year, to be submitted for the approval of the General Assembly in accordance with capital markets regulations, is as follows:

“The Company shall target a dividend payout of at least 50% of its distributable net income. This policy will be subject to the Company’s cash projections, business outlook, investment plans and capital market conditions. The actual dividend decision will be made for each year separately with the approval of the General Assembly of Shareholders.

Additionally, in order to create added value for its shareholders, the Company may also consider share repurchase programs depending on the conditions set forth above and applicable regulations.”

For more information:
Turkcell Investor Relations

investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888
You can follow us on twitter at http://twitter.com/TurkcellNews

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 14, 2013	By:	/S/Koray Öztürkler
Name: Koray Öztürkler
Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 14, 2013	By:	/s/Nihat Narin
Name: Nihat Narin
Title: Investor & Int. Media Relations – Division Head